U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 thereunder

PRIMCO MANAGEMENT INC.

(Name of Registrant as Specified in Its Charter)

Delaware	333-173119	(Applied For)
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 Rockaway Turnpike, Suite #400, Lawrence, NY 11559

(Address of principal executive offices)

(855) 774-6261

(Issuer’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND

NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

PRIMCO MANAGEMENT INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Primco Management Inc. (the “Company”) at the close of business on October 23, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about October 23, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

On October 17, 2012, shareholders, who owned 8,000,000 restricted common shares, entered into an agreement to sell those common shares to Zahoor Ahmad.   Under the share purchase agreement, Mr. Ahmad agreed to buy the 8,000,000 restricted common shares of the Company from the selling shareholder for a total of $346,380.

In connection with the share purchase agreement, on October 17, 2012, Neal Friedman, an officer and director, and Alexander Spira, an officer, have submitted their resignation from all positions, which will be effective ten days after the mailing of this Information Statement to stockholders of the Company.  On October 17, 2012, Mr. Ahmad was appointed as a director of the Company.

Also effective, 10 days after the mailing of this information statement, Zahoor Ahmad will be appointed as chief executive officer, principal financial officer, and president.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 25,000,000 common shares, of which 9,245,600 common shares are outstanding.  Each common share is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our current officers and directors.

Name	Age	Position	Term of Office

Neal Friedman	24	President, Chief Executive Officer, Chief Financial Officer, Director	Inception to present;

Alexander Spira	31	Secretary	Inception to present;

Zahoor Ahmad	42	Director	October 17, 2012 to present

Mr. Ahmad is currently a director of the Company and will be the sole officer and director after the resignations of the other officers and directors.

Biographical Information

NEAL FRIEDMAN, age 24, is president, chief executive officer, chief financial officer and a director of the Company.

From 2006-2007, Mr. Friedman has had a broad spectrum of experience in the business world, which includes consulting with a dental implant technology company where Mr. Friedman implemented quality control procedures.

In 2008, Mr. Friedman was also a debt collection manager and responsible for asset research for the law firm of Samuel & Stein.

Mr. Friedman was a consultant at Sapphire Capital Ventures, a private real estate venture fund and management firm from 2008 to 2010.  He was responsible for the management of large scale commercial and residential real estate development projects.  Mr. Friedman’s consulting role included team leadership, client development, advising on contract negotiation, finance-management, due diligence, site and building assessment.  Mr. Friedman has a developed a large contact base that will be very useful to the registrant and its growth.

During Mr. Friedman’s tenure with Sapphire Capital Ventures he was trained in and was responsible for the management of commercial and residential real estate projects he worked with many clients and gained much of his experience during that time and was introduced to many people in the industry.

His expertise in financial analysis and due diligence will be instrumental in the registrant’s success. Mr. Friedman’s experience in debt collection and debt restructure will be of great value to the registrant in today’s trying financial markets

Mr. Friedman earned a bachelor of arts degree from Israel Torah Research Institute in 2008 and attended the Zicklin School of Business from September 2010 to present.

ALEXANDER SPIRA, age 31, is secretary of the Company.

Mr. Spira has worked as an organization development and business management consultant for the last six years.  He has also worked with Sunny Sports since 2009 to develop customer loyalty programs and enhance the effectiveness of marketing campaigns.  Mr. Spira's experience in the retail industry includes improvements to inventory management, customer service, business communications, and employee performance management for a variety of companies.  Mr. Spira has also served as a consultant for educational institutions where he has helped reorganize employee services, improve internal communications, develop, and implement new administrative procedures.

Mr. Spira graduated from Beth Medrash Godol in New Jersey.

ZAHOOR AHMAD, age 42, is a director of the Company.

Mr. Ahmad has worked in the fields of personnel management, real estate sales, and small business management for the past 10 years.  From 2002 through 2010, he worked as a certified field trainer for Orkin, an extermination company.  Since 2010, he has owned and operated a Remax Performance Realty Inc. real estate brokerage.

Mr. Ahmad attended Garden College in Lahore Pakistan from 1986 through 1988.  He received an M.Sc. in Plant Pathology in 1993.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , immediately prior to the change in the majority of directors , by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common shares (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company.  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 9,245,600 common shares outstanding as of the date of this Information Statement.

Name

Amount

Percentage

Neal Friedman

0

0.0%

700 Rockaway Turnpike

Suite #400

Lawrence, NY 11559

Alexander Spira

0

0.0%

700 Rockaway Turnpike

Suite #400

Lawrence, NY 11559

Zahoor Ahmad

8,000,000

86.5%

5615 Doctor Peddle Crescent

Mississauga, Ontario, L5M 0K4

Executive Officers and Directors

As a group (5 persons)

8,000,000

86.5%

The following table sets forth certain information regarding the beneficial ownership of the Company's common shares , after giving effect to the change in the majority of directors, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder .  Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Zahoor Ahmad

8,000,000

86.5%

5615 Doctor Peddle Crescent

Mississauga, Ontario, L5M 0K4

Executive Officers and Directors

As a group (1 person)

8,000,000

86.5%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During the year ended December 31, 2011, the officers, directors and beneficial owners of more than ten percent of the Company’s common shares (which is the only class of securities of the Company registered under Section 12 of the Act ) failed to file on a timely basis ~~,~~ reports required by Section 16 of the Act during such fiscal year or prior years.

The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, we have not paid any compensation to our officers.

We do not have any standard arrangements by which directors are compensated for any services provided as a director.  No cash has been paid to the directors in their capacity as such.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our directors performsthe functions of these committees.  Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our directors to appoint such committees because the volume of matters that come before our sole director for consideration permits the sole director to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our common shares are not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2011, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AND DIRECTOR INDEPENDENCE

Other than the stock transactions  discussed below, we have not entered into any transaction  nor  are  there  any  proposed  transactions  in  which  any of our founders,  directors,  executive  officers,  shareholders  or any members of the immediate  family of any of the foregoing had or is to have a direct or indirect material interest.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PRIMCO MANAGEMENT INC.

October 23, 2012	By:	/s/Neal Friedman
Neal Friedman Director